UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 26, 2026

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Argo Blockchain PLC

File No. 005-95195 - CTR#11447

Growler Mining Tuscaloosa, LLC and Luther S. Pate, IV submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibit 5 to a Schedule 13D/A filed on April 10, 2026, relating to their beneficial ownership of ordinary shares of Argo Blockchain PLC.

Based on representations by Growler Mining Tuscaloosa, LLC and Luther S. Pate, IV that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 5

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance